SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.  )(1)

                          Command Security Corporation
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                                (Name of Issuer)

                         Common Stock, par value $0.0001
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                         (Title of Class of Securities)

                                    20050L100
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                                 (CUSIP Number)

              Geoff Haslehurst                          With copies to:
        Reliance Security Group plc                    Howard S. Jacobs
               Boundary House                            Wayne A. Wald
            Cricket Field Road                        Rosenman & Colin LLP
        Uxbridge, Middlesex UB81QG                     575 Madison Avenue
            011-44-189-520-5036                     New York, New York 10022
                                                         (212) 940-8800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

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   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 20050L100               SCHEDULE 13D                Page 2 of 10 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Reliance Security Group plc
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      England
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                  7     SOLE VOTING POWER

                        2,899,874*
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,899,874*
    WITH                0
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,899,874*
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.1*
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            * This number and the percentage ownership include 300,000 shares of Common Stock issuable upon exercise of Warrants and 1,232,535 Shares of Common Stock issuable upon conversion of 12,325.35 shares of the Company's Series A Preferred Stock


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

Item 1: Security and Issuer.

      This Statement relates to the Common Stock, par value $0.0001 (the "Common Stock"), of Command Security Corporation, a New York corporation (the "Company"), Route 55, Lexington Park, Lagrangeville, New York.

Item 2: Identity and Background.

      (a) This Statement is filed by Reliance Security Group plc, a corporation organized under the laws of England and Wales ("Reliance"). The persons listed on Schedule 2 annexed hereto are the directors and executive officers (the "Listed Persons") of Reliance.

      (b) The address of the principal place of business of Reliance is Boundary House, Cricket Field Road, Uxbridge, Middlesex UB81QG England. Schedule A sets forth the respective business addresses of the Listed Persons.

      (c) The principal business of Reliance is security and electronic surveilance services. Schedule A sets forth the respective principal occupations of the Listed Persons.

      (d) Neither Reliance nor any of the Listed Persons (to the knowledge of the undersigned) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither Reliance nor any of the Listed Persons (to the knowledge of the undersigned) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) All of the Listed Persons are citizens of Great Britain.

Item 3: Source and Amount of Funds or Other Consideration.

      A net aggregate of $6,088,278.60 was paid in a transaction pursuant to which Reliance acquired securities of the Company on November 13, 2000. The purchase price for such acquired shares was paid out of Reliance's working capital.


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

Item 4: Purpose of Transaction.

      Thomas P. Kikis, Peter T. Kikis, Sarah Leifer, Murray Leifer, Michael Leifer, Jane Lenehan, Donald Radcliffe, Lloyd Saunders, Robert Rosan, Katie and Adam Bridge Partners, L.P., Owl Partners, L.P. Martin Sands, and Steven Sands each on behalf of themselves and in the case of Martin Sands, Steven Sands, and Peter T. Kikis on behalf of certain discretionary accounts (collectively the "Shareholders"), entered into a stock purchase agreement with Reliance, pursuant to which each of the Shareholders have sold all shares of Common Stock (1,367,339 shares), all shares of Series A Preferred Stock (12,325.35 shares which are convertible into 1,232,500 shares of Common Stock) and all warrants exercisable for shares of Common Stock (warrants to purchase 300,000 shares) beneficially owned by them as of November 13, 2000, including shares owned under discretionary authority (a total of 2,899,874 shares beneficially owned as of the date of this Statement) to Reliance for $2.20 per share on a fully converted basis (except that the purchase price for the warrants is the excess of $2.20 and the exercise price per share of such warrants multiplied by the number of shares issuable upon exercise of such warrants) (the "Stock Purchase Agreement").

      The closing under the Stock Purchase Agreement was conditioned on a number of items, including but not limited to: (i) the issuance by the Company to Reliance of a warrant (the "Warrant") to purchase a number of shares equal to 20% of the outstanding Common Stock on a fully-diluted basis taking into account the exercise of all stock options, warrants and rights to acquire shares of Common Stock outstanding, conversion of all shares of Preferred Stock outstanding, and exercise of such warrant, but specifically excluding certain warrants issued to William Vassell pursuant to an employment agreement between the Company and William Vassell at $1.25 per share, (ii) the Company entering into a registration rights agreement with Reliance relating to the shares of Common Stock underlying the Warrant, (iii) the execution and delivery of a shareholders agreement between Reliance, the Company and William Vassell, (iv) the dismissal of the shareholders derivative action instituted in the Supreme Court of the State of New York, County of New York (Index No. 606166/97), by Robert J. Rosan and four directors of the Company, Steven B. Sands, Lloyd Saunders, III, Peter T. Kikis and Thomas P. Kikis, against William C. Vassell, Gordon Robinett, Peter J. Nekos, Gregory J. Miller, and David J. Pollitzer, (v) the execution and delivery of an employment agreement between the Company and William Vassell on terms acceptable to Reliance, (vi) the Company entering into a term loan facility for at least $2.25 million, (vii) shareholder approval of all actions to be taken by the Company requiring shareholder approval, (viii) termination of the Shareholders Voting Agreement dated as of the 8th day of March, 1995 by and among William C. Vassell, Gordon Robinett, Thomas Kikis, Lloyd H. Saunders III, Peter Kikis, Steven B. Sands, Peter G. Nekos and Gregory
J. Miller, (ix) that the Company use its best efforts to effect an amendment to the Company's Bylaws and Certificate of Incorporation to remove the requirement that either 75% of all


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

outstanding shares or at least 75% of all members of the Board of Directors approve the removal of a director for cause and that directors may be removed without cause only by the vote of at least 75% of all outstanding shares and provide, in their stead, that a director may be removed with or without cause by the vote of the Shareholders or with cause by the vote of a majority of the entire Board of Directors, and (x) the authorized size of the Board of Directors of the Company shall have been reduced to seven (7) members and the Board shall initially consist of William C. Vassell, Gregory Miller, Peter Nekos, Geoff Haslehurst, Ken Allison, a Director to be named by Reliance and a director to be mutually agreed upon by William Vassell and Reliance. All of the closing conditions having been met or waived, the transaction closed on November 13, 2000.

      Pursuant to the Warrant, Reliance has the right to acquire a total of 2,298,092 shares or 20% of the Company's outstanding common stock on a fully diluted basis, as of November 13, 2000, taking into account the exercise of all stock options, warrants and rights to acquire shares of common stock outstanding on the date of the Warrant, conversion of all shares of preferred stock outstanding on the date of the Warrant, and the exercise of the Warrant itself. The Warrant is exercisable at any time after November 13, 2001 at an exercise price of $1.25 per share. The Warrant expires on November 13, 2005. The Warrant is subject to the usual and customary anti-dilution provisions. Any shares of Common Stock issued pursuant to exercise of the Warrant are covered by a Registration Rights Agreement which provides for piggyback registration rights commencing November 13, 2000 and one demand registration statement during the same five year period.

      The Company, William C. Vassell and Reliance are parties to a Shareholder's Agreement (the "Shareholder's Agreement") entered into in connection with the Stock Purchase Agreement described above. Pursuant to the terms of the Shareholder's Agreement, Mr. Vassell and Reliance agreed to vote all of their shares of common stock in accordance with the provisions contained therein. These provisions include among other things: (a) the establishment of a Board composed of seven directors; and (b) an agreement that each of Vassell and Reliance shall designate three individuals to be nominated to serve as directors of the Company and that the Company shall have at least one independent director jointly selected by Mr. Vassell and Reliance.

      The initial designees of Mr. Vassell to the Board are William C. Vassell, Gregory J. Miller and Peter J. Nekos. The initial designees of Reliance to the Board are Geoff Haslehurst, Ken Allison and a third director not yet determined. The initial independent director has not yet been determined. Any vacancy in the Board of Directors will be filled by the party which under the provisions of the Shareholders' Agreement, is entitled to designate such director.


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

      The Shareholder's Agreement provides for the establishment of a confidential budget containing an annual performance target for each fiscal year defined in terms of earnings before taxes. Upon a deviation from the confidential target for such fiscal year by more than 20% and a majority vote of the Board Mr. Vassell's employment may be terminated. If such vote is obtained, Mr. Vassell shall resign as Chairman of the Board, President and Chief Executive Officer of the Company and cause his Board designees to resign from their positions. Notwithstanding these terms, in no event will Mr. Vassell be required to resign prior to November 13, 2001.

      If Mr. Vassell resigns under such circumstances, the parties will be released from any obligation to vote their shares to elect as members of the Board those individuals designated under the Shareholder's Agreement. Furthermore, the parties have agreed that Mr. Vassell may, for a period of ninety (90) days after the date of his resignation or termination of employment under certain circumstances offer to sell to Reliance all of his shares of Common Stock and any of his warrants or options to purchase any shares of the Common Stock of the Company at a purchase price determined by Mr. Vassell. Reliance shall then have forty-five (45) days from receipt of such notice to accept the terms of Mr. Vassell's offer to sell. If the offer is rejected or lapses, Mr. Vassell shall have the right to purchase from Reliance all of its shares of Common Stock (and Common Stock equivalents) and the Warrant at the price specified in Mr. Vassell's offer. The Shareholders' Agreement further subjects the holdings of the parties to a right of first refusal with respect to future sales of their shares.

      In addition to the foregoing, Reliance has discussed its concerns with management, other shareholders and potential financial and strategic investors in the Company. Reliance is also examining all of their options with respect to the possibility of taking actions, which they believe will enhance shareholder value. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

      Reliance reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock beneficially owned by it, in each case in open market or privately negotiated transactions or otherwise.

Item 5: Interest in Securities of the Issuer.

      (a) Reliance has sole voting and dispositive power over 2,899,874 shares of Common Stock, representing approximately 37.1% of the total shares of Common Stock issued and outstanding. This number and the percentage ownership include:


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

            1) 150,000 shares of Common Stock issuable upon exercise of a currently exercisable warrant. This warrant has an exercise price of $1.875 per share and expires on September 31, 2001;

            2) 150,000 shares of Common Stock issuable upon exercise of a currently exercisable warrant. This warrant has an exercise price of $1.03125 per share and expires on November 11, 2004;

            3) 1,232,535 Shares of Common Stock issuable upon conversion of 12,325.35 currently convertible shares of the Company's Series A Preferred Stock; and

            4) 1,289,484 shares of Common Stock.

      (b) See Item 5 (a)

      (c) Not applicable.

      (d) No person other than the persons filing this Report and the Shareholders is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned by them.

      (e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      See response to Item 4

Item 7: Material to be Filed as Exhibits.

      (a) Stock Purchase Agreement dated September 12, 2000.

      (b) Command Security Corporation Shareholders Agreement.

      (c) Warrant for the Purchase of 150,000 Shares of Common Stock of Command Security Corporation.

      (d) Warrant for the Purchase of 150,000 Shares of Common Stock of Command Security Corporation.

      (e) Warrant for the Purchase of 2,298,092 Shares of Common Stock of Command Security Corporation.

      (f) Registration Rights Agreement.


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

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November   , 2000                       RELIANCE SECURITY GROUP PLC


                                        By: /s/ Geoff P. Haslehurst
                                           -------------------------------------
                                            Name: Geoff P. Haslehurst
                                            Title: Finance Director


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

                                                                      Schedule A

      Name                   Business address       Principal Occupation
      ----                   ----------------       --------------------
                                                              (Employer)

1     Brian Kingham          81 Chester Square      Chairman
                             London                 Reliance Security Group plc
                             SW1W 9DP

2     Kenneth Allison        Boundary House         Director
                             Cricketfield Road      Reliance Security Group plc
                             Uxbridge
                             UB8 1QG

3     Geoff P Haslehurst     Boundary House         Director
                             Cricketfield Road      Reliance Security Group plc
                             Uxbridge
                             UB8 1QG

4     Lord Lane of Horsell   Rossmore               Non-executive Director
                             Pond Road
                             Woking
                             Surrey
                             GU22 0JY

5     Mark Radcliffe         3A Kennet House        Chairman
                             19 High Street         Upton Management
                             Hungerford             Services
                             Berkshireford
                             RG17 0NL

6     James Graham           Carlisle               Chairman
                             Cumbria                Border Television
                             CA1 3NT

7     Iain MacDonald         Boundary House         Company Secretary and
                             Cricketfield Road      Legal Counsel
                             Uxbridge               Reliance Security Group plc
                             UB8 1QG


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

                                  Exhibit Index

Exhibit A     Stock Purchase Agreement dated September 12, 2000.

Exhibit B     Command Security Corporation Shareholders Agreement.

Exhibit C     Warrant for the Purchase of 150,000 Shares of Common Stock of
              Command Security Corporation.

Exhibit D     Warrant for the Purchase of 150,000 Shares of Common Stock of
              Command Security Corporation.

Exhibit E     Warrant for the Purchase of 2,298,092 Shares of Common Stock of
              Command Security Corporation.

Exhibit F     Registration Rights Agreement.


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